Filed by AstraZeneca PLC

This communication is filed pursuant to Rule 425

under the United States Securities Act of 1933

Subject Company: Alexion Pharmaceuticals, Inc.

(Commission File No. 000-27756)

Date: April 1, 2021

Introducing the Transition Planning “Roadmap”: A Message from Aradhana Sarin and Marc Dunoyer

As our teams continue to progress the transition planning process toward Alexion’s Next Chapter, we understand and appreciate that you have questions. It’s our hope and intent to bring you answers as swiftly as is possible and appropriate to do so.

In keeping with that, we have prepared a “Roadmap” that provides a high-level snapshot of what information we will be able to share and when to expect it.  In addition, this Roadmap outlines our ambition for sharing more about AstraZeneca’s stated values, science, culture – and the many ways the Company is pushing the boundaries of science to deliver life-changing medicines to patients.

You will notice that the Roadmap is organized in phases – before the shareholder vote, after the shareholder vote, and after the deal closes – and corresponds to the decisions and information that can be shared in these phases.  A few things have been shared already – for example the decision to retain the Alexion brand, which will be known as ‘Alexion, The AstraZeneca Rare Disease Unit’ after closing.

Another exciting new piece of information is that, pending our agreement closing, Alexion will also remain the Marketing Authorization Holder (MAH) for all launched products or products in late-stage clinical phases of development. This honors the legacy of the business unit, while significantly reducing the logistical and administrative work required to transfer the current portfolio. Our plan is for AstraZeneca to be the MAH for future projects and the sponsor for all products currently in preclinical phase. We will assess the early clinical pipeline for opportunities to switch where it is sensible and practical to do so.

We look forward to sharing Next Chapter updates along the way, and to remaining in frequent communication. In the meantime, thank you for the work you do every day on behalf of patients with rare disease.

Sincerely,

Aradhana Sarin

Executive Vice President, Chief Financial Officer, Alexion

Marc Dunoyer

Executive Director and Chief Financial Officer, AstraZeneca

AstraZeneca’s acquisition of Alexion remains subject to customary closing conditions.  Until the transaction closes, AstraZeneca and Alexion continue to operate as independent entities.

Important Additional Information

In connection with the proposed transaction, on February 19, 2021, AstraZeneca PLC (“AstraZeneca”) filed a registration statement on Form F-4 with the SEC, which includes a document that serves as a preliminary prospectus of AstraZeneca and a preliminary proxy statement of Alexion (the ‘proxy statement/prospectus’). The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, Alexion intends to file with the SEC and mail to its stockholders a definitive proxy statement/prospectus. Investors and security holders of Alexion are urged to carefully read the entire registration statement and proxy statement/prospectus or proxy statement and other relevant documents filed or that will be filed with the SEC, because they contain or will contain important information. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus or the proxy statement free of charge from the SEC’s website or from AstraZeneca or Alexion as described in the paragraphs below.

The documents filed by AstraZeneca with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge on AstraZeneca’s website at http://www.astrazeneca.com under the tab ‘Investors’.

The documents filed by Alexion with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge on Alexion’s internet website at http://www.alexion.com under the tab, ‘Investors’ and under the heading ‘SEC Filings’ or by contacting Alexion’s Investor Relations Department at investorrelations@alexion.com.

Participants in the Solicitation

Alexion, AstraZeneca and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies from Alexion shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Alexion in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus or proxy statement when it is filed with the SEC. Information about the directors and executive officers of Alexion and their ownership of Alexion shares is set forth in is set forth in Alexion’s Annual Report on Form 10-K/A, as previously filed with the SEC on February 16, 2021. Free copies of these documents may be obtained as described in the paragraphs above.

Forward-looking Information

This announcement may include statements that are or may be deemed to be forward-looking statements. These forward-looking statements may be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “envisages”, “plans”, “projects”, “anticipates”, “targets”, “aims”, “expects”, “intends”, “may”, “will” or “should” or, in each case, their negative or other variations or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions and include, but are not limited to the ability of the parties to consummate the proposed acquisition on a timely basis or at all, the ability of the parties to satisfy the conditions precedent to consummation of the proposed acquisition, including the ability to secure the required regulatory approvals on the terms expected, at all or in a timely manner, the ability of AstraZeneca to successfully integrate Alexion’s operations, and the ability of AstraZeneca to implement its plans, forecasts and other expectations with respect to Alexion’s business after the completion of the proposed acquisition and realise expected synergies. Economic, competitive, governmental, technological and other factors that may affect AstraZeneca’s and Alexion’s operations are discussed in the section entitled “Risk Factors,” in each of AstraZeneca’s Annual Report on Form 20-F for the year ended 31 December 2020, and Alexion’s Annual Report on Form 10-K for the year ended 31 December 2020, in each case as amended by any subsequent filings made with the SEC. These forward-looking statements include all matters that are not historical facts and involve predictions.

Forward-looking statements may and often do differ materially from actual results. Any forward-looking statements reflect AstraZeneca’s and Alexion’s current views with respect to future events and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to AstraZeneca’s or Alexion’s results of operations, financial position, liquidity, prospects, growth or strategies and the industries in which they operate. Forward-looking statements speak only as of the date they are made and cannot be relied upon as a guide to future performance. Save as required by law or regulation, AstraZeneca and Alexion disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements in this announcement that may occur due to any change in their expectations or to reflect events or circumstances after the date of this announcement.